BIOTECH HOLDINGS LTD.

P.O. Box 48134
RPO Queensborough
New Westminster, BC V3M 0A7

News Release

For Immediate Release

BIOTECH HOLDINGS SIGNS AN EXCLUSIVE DISTRIBUTION AND PROCUREMENT AGREEMENT FOR SUCANON TYPE II DIABETES DRUG IN LATIN AMERICA

Vancouver, B.C., July 20, 2009 - Biotech Holdings (the "Company", OTC BB: BIOHF) reports that the Company through its Mexican Subsidiary Pharmaroth Latin America S.A. de C.V. has signed an agreement for distribution of Sucanon, a Type II diabetes drug with Merck S.A. de C.V. ("Merck") in Mexico and Latin America ("the Territory").

Sucanon is currently being distributed in Mexico but the expansion into Latin America will require approvals from the various countries health authorities. Merck will redesign the products packaging prior to promoting the product in Mexico. Merck is expected to launch the redesigned product in October 2009.

The Company will carry out tableting and blister-packing of Sucanon tablets through a company which it sub-contracts in Mexico, and sell the blisterpacked product to Merck.

Merck has been given the exclusive rights to distribute Sucanon in the Territory and is responsible for arranging and paying for all distribution, promotion, marketing and advertising expenditures.

The Company announced earlier this year that it had filed a Notice of Intention to make a proposal for its reorganization under the Bankruptcy and Insolvency Act (Canada). The Company also applied to the British Columbia Supreme Court for an order appointing Abakhan & Associates Inc. as Interim Receiver over the assets and property of the Company. The court order appointing Abakhan & Associates was granted on July 14, 2009.

A secured creditor of the Company has been funding the operations since March 19th, 2009 and has agreed to continue to fund the Company during the proposal and reorganization under the Bankruptcy and Insolvency Act (Canada).

For background information on Biotech Holdings, or to receive news updates, see www.biotechltd.com.

Caution regarding forward-looking statements: Biotech Holdings^ press releases may contain forward-looking statements. Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed. There is no assurance that regulatory approval will be obtained in any specific market, nor any assurance that sales, once begun, will be material.

George Abakhan, CA, CIRP

Abakhan & Associates Inc.

As Interim Receiver of Biotech Holdings Ltd.